Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

11th June 2002

02 JUN 26 AM 11:07

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02042130

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a copy of a press release issued on 11th June 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

encl.

dw 6/26

F:\WIN\PR-Announcement\PRelease\DFIH-corrs.doc\5

To: Business Editor

For immediate release

DAIRY FARM REACHES AGREEMENT WITH FOODLAND FOR SALE OF WOOLWORTHS NEW ZEALAND

11th June 2002 – Dairy Farm International Holdings Limited ("Dairy Farm") announced today that it has entered into an agreement to sell its wholly-owned subsidiary Woolworths New Zealand Limited ("Woolworths") to Progressive Enterprises Limited ("Progressive"), a wholly-owned subsidiary of Australian based Foodland Associated Limited. The total consideration for the disposal is NZ$690 million (US$337 million) payable in cash.

Dairy Farm has also agreed to transfer to Foodland ownership of the trademarks Woolworths, Big Fresh, Price Chopper, No Frills, First Choice and other associated trademarks currently being used by Woolworths for use solely within New Zealand.

Ronald J Floto, Group Chief Executive of Dairy Farm, commented that "Woolworths is a fine, high performance company and we are extremely grateful to the Woolworths team for their contributions to the Group. The sale, however, will allow us to concentrate our investment and management attention in our key markets in Asia."

Woolworths is the third largest participant in the New Zealand grocery retailing market and operates as an integrated retailer, with three warehouses located throughout the country. Woolworths operates a total of 85 supermarkets under the Woolworths, Big Fresh and Price Chopper store formats, and 26 mini-marts.

Dairy Farm will realise a gain on sale in excess of US$200 million. The proceeds, after repayment of the term loans in New Zealand, will be added to Dairy Farm's cash and liquid assets to enhance the Group's financial strength as it pursues expansion opportunities in Asia.

For the audited 52 week period ended 30th December 2001, the Woolworths Group reported sales revenue of NZ$1.6 billion (US$668 million) and earnings before interest and tax of NZ$54 million (US$23 million), with net assets as at 30th December 2001 of NZ$96 million (US$40 million).

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Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

The disposal is expected to be completed in early July 2002.

Dairy Farm is a leading pan-Asian food and drugstore retailer. At 31st December 2001, the Group and its associates operated some 2,200 outlets - principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants - employed some 58,800 people in the Region, and had 2001 total sales in excess of US$5 billion. Dairy Farm is a member of the Jardine Matheson Group.

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For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896

Golin/Harris Forrest
Bob Fienberg (852) 2501 7908
email: bob.fienberg@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".